# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Helen of Troy Limited, CIK 0000916789
CUSIP: G4388N106
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001507683-26-000014
Filed by CIK 0001507683

## Reporting persons
- RWWM, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 474,601; shared dispositive power 0; aggregate amount beneficially owned 474,601 (2% of the class)
- Scott Patrick Roseman: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 474,601; aggregate amount beneficially owned 474,601 (2% of the class)
- Aaron J. Wagner: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10; shared voting power 0; sole dispositive power 10; shared dispositive power 474,601; aggregate amount beneficially owned 474,611 (2% of the class)

## Item 1. Issuer
Name of issuer: Helen of Troy Limited
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, D0, HM 11.

## Item 2. Person Filing
Name of person filing:
RWWM, Inc.
Scott P. Roseman
Aaron J. Wagner
Address of principal business office or, if none, residence:
4970 Rocklin Road, Suite 200
Rocklin, CA 95677
Citizenship:
RWWM, Inc. California
Scott P. Roseman United States
Aaron J. Wagner United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The securities reported herein consist of (i) 474,601 shares held by clients of RWWM, Inc. over which RWWM, Inc. has sole dispositive power (the "RWWM Advisory Shares") and (ii) 10 shares held directly and through entities controlled by Aaron Wagner.

As the officers of RWWM, Inc., Messrs. Roseman and Wagner may be deemed to share beneficial ownership over the RWWM Advisory Shares.
Percent of class:
RWWM, Inc. 2.0%
Scott P. Roseman 2.0%
Aaron J. Wagner 2.0%
Sole power to vote or to direct the vote:
RWWM, Inc. 0
Scott P. Roseman 0
Aaron J. Wagner 10
Shared power to vote or to direct the vote:
RWWM, Inc. 0
Scott P. Roseman 0
Aaron J. Wagner 0
Sole power to dispose or to direct the disposition:
RWWM, Inc. 474,601
Scott P. Roseman 0
Aaron J. Wagner 10
Shared power to dispose or to direct the disposition:
RWWM, Inc. 0
Scott P. Roseman 474,601
Aaron J. Wagner 474,601

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities as to which this Schedule is filed by RWWM, Inc., in its capacity as investment adviser, are owned of record by clients of RWWM, Inc. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- RWWM, Inc.: /s/ Aaron J. Wagner, By Aaron J. Wagner, President (08/14/2026)
- Scott Patrick Roseman: /s/ Scott P. Roseman, Scott Patrick Roseman (08/14/2026)
- Aaron J. Wagner: /s/ Aaron J. Wagner, Aaron J. Wagner (08/14/2026)